UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The following agreements are attached as exhibits to this Current Report on Form 6-K: (i) First Amendment to the Stock Purchase Agreement and Agreement and Plan of Merger, dated December 30, 2022, by and among TELUS International Holding (U.S.A.) Corp., Insignia WT Holdings, LLC, and WLTR Holdings, LLC, entered into in connection with TELUS International (Cda) Inc.’s acquisition of WLTR Holdings, LLC, (ii) Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023 and (iii) Amendment to the Registration Rights Agreement, dated January 3, 2023, by and among TELUS International (Cda) Inc. and the shareholders party thereto.

This Current Report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DESCRIPTION OF CERTAIN AGREEMENTS IN CONNECTION WITH THE ACQUISITION OF WILLOWTREE

First Amendment to Stock Purchase Agreement and Agreement and Plan of Merger

On December 30, 2022, TELUS International Holding (U.S.A.) Corp. (“TELUS International USA”), a wholly owned subsidiary of TELUS International (Cda) Inc. (“TELUS International” or the “Company”), entered into First Amendment to Stock Purchase Agreement and Agreement and Plan of Merger (the “Acquisition Agreement Amendment”) with WLTR Holdings, LLC (“WillowTree”) and Insignia WT Holdings, LLC (“Blocker Seller”). The Acquisition Agreement Amendment amended the Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 26, 2022 (the “Original Acquisition Agreement”). Pursuant to the Original Acquisition Agreement, Blocker Seller agreed to sell to TELUS International USA, and TELUS International USA agreed to purchase from Blocker Seller, all of the issued and outstanding shares of capital stock of Insignia WT Blocker Corp. (“Blocker”) and, the parties agreed that, immediately thereafter, Sequoia Merger Subsidiary LLC will be merged with and into WillowTree, with WillowTree being the surviving company (the “Surviving Company”). As a result of such sale and merger (the “Acquisition”), which was consummated on January 3, 2023, Blocker and WillowTree each became subsidiaries of TELUS International USA and the equity interests in WillowTree (other than those owned by Blocker and certain rollover interests as described below) were cancelled and converted into the right to receive a cash and stock consideration.

The Acquisition Agreement Amendment provides that the limited liability company agreement attached as Exhibit C to the Original Acquisition Agreement is deleted and replaced with the Second A&R LLCA (as defined below), which was executed on January 3, 2023 and is filed herewith as Exhibit 99.2 to this Current Report.

Second Amended and Restated Limited Liability Company Agreement of the Surviving Company

The Second Amended and Restated Limited Liability Company Agreement of the Surviving Company (the “Second A&R LLCA”) was adopted on January 3, 2023. The operations of the Surviving Company, and the rights and obligations of the members of the Surviving Company, are set forth in the Second A&R LLC Agreement.

Capitalization. The Second A&R LLCA provides for two classes of limited liability company interests (represented by units): “Class A Units” and “Class B Units,” with all units within a class having identical rights and privileges to the other units within such class. Except as required by law, the Class A Units do not entitle the holders thereof to any voting rights. Each Class B Unit entitles the holder thereof to one vote.

Class A Unit Redemption Right. Certain management and employee members of WillowTree (or participation vehicles through which management members and employees of WillowTree hold equity interests therein) have entered into rollover agreements with TELUS International USA and WillowTree pursuant to which a portion of their equity interests in WillowTree was converted into Class A Units in the Surviving Company.

The Second A&R LLCA also contemplates a reinvestment program in connection with the Acquisition pursuant to which certain employees of WillowTree will be invited to reinvest a portion of their after-tax proceeds from their option cancellations or transaction bonuses (or, in certain cases, other funds) in the Surviving Company, with such reinvestment subject to the Class A Unit redemption rights described below should they elect to do so in January 2023. Four members of management of WillowTree already participated in the reinvestment program.

The Second A&R LLCA provides for redemption rights for each holder of Class A Units, on the one hand, and the Surviving Company, on the other hand, which entitle or obligate (as the case may be) the holder thereof, at the election of either the relevant holder thereof or the Surviving Company, to have a portion of such holder's Class A Units redeemed after the end of calendar year 2025, 2026 and 2027 (each, a “Redemption”), in exchange for a redemption consideration that will be determined based on the aggregate revenue of the Surviving Company and its subsidiaries (the “WillowTree Group”) in the relevant year, the compounded revenue growth of WillowTree Group until the end of the relevant year and the cumulative profitability margin of the business of WillowTree Group. Up to 70% of the redemption payments may, at the option of the Surviving Company, be settled in subordinate voting shares of TELUS International (“Company Shares”), in which case the number of Company Shares to be issued would be based on a volume-weighted average over a thirty-trading day trading period ending on the fifth trading day before the relevant settlement date.

Unit Appreciation Rights. In addition, the Second A&R LLCA contemplates that certain service providers of WillowTree will be eligible to receive unit appreciation rights with an aggregate value of up to a maximum of $120,000,000, depending on WillowTree’s performance, which may be settled in cash or Company Shares pursuant to the Company’s 2021 Omnibus Incentive Plan, on the same schedule as the Redemption payments. Total payments made by the Company to settle any unit appreciation rights outstanding following each Redemption will be deducted from the total Redemption payments to be made to holders of Class A Units.

Governance. The Second A&R LLCA provides that TELUS International USA is the “Principal Member” of the Surviving Company and New WT Parent, Inc., a participation vehicle through which certain management members and employees hold interests in the Surviving Company, is the “Class A Representative Member”. The business and affairs of the Surviving Company will be managed under the authority and direction of a board of directors. As the Principal Member, TELUS International USA is entitled to appoint a majority of the members of the board of directors. Certain transactions and other operational decisions related to the WillowTree business will be subject to review and approval by the Class A Representative Member until December 31, 2027 (or, in certain instances, earlier). TELUS International USA is also required to preserve separate accounting for WillowTree’s business revenue until the end of 2027.

Amendment to Registration Rights Agreement

On February 5, 2021, in connection with the Company’s initial public offering, the Company entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with TELUS Corporation (“TELUS”) and Riel B.V. (“BPEA”), pursuant to which the Company agreed to provide TELUS and BPEA with certain demand and piggyback registration rights that require the Company to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of the Company’s subordinate voting shares held by TELUS or BPEA following the completion of the initial public offering. The Company amended the Registration Rights Agreement in June 2021 to provide certain piggyback registration rights to its chief executive officer and two other employees (the “June 2021 RRA Amendment”). On January 3, 2023, the Company entered into an amendment to the Registration Rights Agreement (the “RRA Amendment”), which terminated the June 2021 RRA Amendment, to extend certain demand and piggyback registration rights to the Blocker Seller and certain members of management of WillowTree who will hold Company Shares following completion of the Acquisition and/or one or more Redemptions, as well as to all shareholder parties to the Registration Rights Agreement with a registration right that would require the Company to, upon their request, use commercially reasonable efforts to take all actions necessary to make a resale registration statement under the U.S. Securities Act of 1933, as amended, covering such parties’ shares available for their use in connection with resale of their Company Shares. By executing the RRA Amendment, the Blocker Seller and certain members of management of WillowTree are deemed to have requested, and the Company is deemed to have agreed, to make such resale registration statement available to the Blocker Seller and certain members of management of WillowTree as soon as reasonably possible after the closing date of the Acquisition. The RRA Amendment will continue to provide registration rights to the Company’s chief executive officer consistent with the rights provided to him in the June 2021 RRA Amendment.

Under the Registration Rights Agreement, as amended, the Company will be generally responsible for all registration expenses in connection with the performance of its obligations under the registration rights provisions in the Registration Rights Agreement. TELUS, BPEA and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

The Registration Rights Agreement contains customary representations, covenants, and indemnification and contribution provisions by the Company for the benefit of the selling shareholders and, in limited situations, by the selling shareholders for the Company‘s benefit.

The foregoing descriptions of the Acquisition Agreement Amendment, the Second A&R LLCA, and the RRA Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached to this Form 6-K and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: January 9, 2023	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	First Amendment to Stock Purchase Agreement and Agreement and Plan of Merger, by and among TELUS International Holdings (U.S.A.) Corp., Insignia WT Holdings, LLC and WLTR Holdings, LLC, dated December 30, 2022.
99.2†	Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023.
99.3	Amendment to the Registration Rights Agreement, dated January 3, 2023, by and among TELUS International (Cda) Inc. and the shareholders party thereto.

† Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K because they are both (i) not material and (ii) include information of the type that we customarily and actually treat as private or confidential.